Exhibit 99.2

Notice of annual general meeting

Notice is hereby given that the annual general meeting of Signet Group plc will be held at The Café Royal, 68 Regent Street, London W1B 5EL at 12.00 noon on Wednesday 9 June 2004 to consider and, if thought fit, to pass resolutions 1 to 9 below as ordinary resolutions and resolutions 10 and 11 below as special resolutions:

1	To receive the annual reports and accounts, and the auditor’s report thereon, for the 52 weeks ended 31 January 2004.

2	To approve the directors’ remuneration report within the report and accounts for the year ended 31 January 2004.

3	To declare a final dividend.

4	To elect Dale Hilpert as a director.

5	To re-elect Robert Blanchard as a director.

6	To re-elect Walker Boyd as a director.

7	To re-elect James McAdam as a director.

8	To re-appoint KPMG Audit Plc as auditor of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the directors to determine their remuneration.

9	That the directors are generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise all powers of the Company to allot relevant securities (as defined in that section) up to an aggregate nominal amount of £2,877,342, provided that (i) this authority shall expire at the conclusion of the next annual general meeting of the Company or on 8 September 2005, whichever is the earlier date; (ii) before such expiry the Company may make any offer or agreement which would or might require relevant securities to be allotted after such expiry and, notwithstanding such expiry, the directors may allot relevant securities in pursuance of any such offer or agreement as if such authority had not expired, and (iii) all unexercised authorities vested in the directors immediately prior to the passing of this resolution to allot relevant securities are revoked.

10	That, subject to the passing of the previous resolution, the directors are empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of that Act) for cash pursuant to the general authority conferred on them by resolution 9 or by way of a sale of treasury shares as if section 89(1) of that Act did not apply to any such allotment, provided that this power is limited to:

(a)	the allotment of equity securities in connection with a rights issue, open offer or other pre-emptive offer, in favour of shareholders (excluding shareholders holding treasury shares) open for acceptance for a period determined by the directors, to the holders of ordinary shares on the register on any fixed record date in proportion (as nearly as may be) to their holdings of ordinary shares (and, if applicable, to the holders of any other class of equity security in accordance with the rights attached to such class), subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with treasury shares or in relation to (i) fractions of such securities, (ii) the issue, transfer and/or holding of any securities in certificated form or in uncertificated form, (iii) the use of one or more currencies for making payments in respect of such an offer, (iv) any such shares or other securities being represented by depositary receipts, or (v) any legal or practical problems however arising under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory; and

(b)	the allotment (other than pursuant to paragraph (a) above) of equity securities for cash up to an aggregate nominal amount of £431,601,

and shall expire unless previously renewed varied or revoked by the Company in general meeting at such

Signet Group plc

time as the general authority conferred on the directors by resolution 9 expires save that, before the expiry of this power, the Company may make any offer or agreement which would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred had not expired.

11	That the Company is generally and unconditionally authorised pursuant to section 166 of the Companies Act 1985 to make market purchases (as defined in section 163(3) of that Act) of ordinary shares of 0.5p each in its capital, provided that:

(a)	the maximum number of such shares that may be acquired under this authority is 172,640,523; and

(b)	the minimum price which may be paid for such a share is 0.5p (exclusive of expenses); and

(c)	the maximum price (exclusive of expenses) which may be paid for such a share is an amount equal to
105% of the average of the middle market quotations for an ordinary share, as derived from the London Stock Exchange’s Daily Official List for the five business days immediately preceding the date on which the share is contracted to be purchased;

(d) this authority shall expire at the conclusion of the next annual general meeting of the Company or on8 September 2005 whichever is the earlier date; and

(e) the Company may complete or conclude, in whole or in part, a purchase of shares after the expiry of this authority pursuant to a contract entered into before such expiry.

By Order of the Board

M A Jenkins Company Secretary

Registered Office: Zenith House, The Hyde, London NW9 6EW

22 April 2004

Notes:
1	A person must be registered as the holder of shares in the Company by 6.00 p.m. on 7 June 2004 in order for such person to be entitled to attend and vote at the meeting in respect of those shares.

2	A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

3	To be valid, the enclosed form of proxy and any power of attorney or other authority under which it is signed must be lodged at the office of the Company’s registrars, Capita Registrars, not less than 48 hours before the time appointed for the meeting. Completing and returning a form of proxy will not prevent a member from attending and voting at the meeting should he so wish.

Signet Group plc

Explanation of business of the 2004 annual general meeting

Resolution 1:
Report and Accounts
The directors will present to the meeting the audited accounts, the auditor’s report, the directors’ report and the directors’ remuneration report for the 52 weeks ended 31 January 2004.

Each of those documents can be found on the Company’s web site at www.signetgroupplc.com. Additionally, a copy of either the full Report and Accounts (containing those documents) or the Annual Review and Summary Financial Statement has been sent to each Signet shareholder to whom this document has been sent.

Resolution 2:
Remuneration report
Resolution 2 is to approve the directors' remuneration report on pages 42 to 53 of the full Report and Accounts as required by the Companies Act. A summary of the remuneration report is on pages 21 to 26 of the Annual Review and Summary Financial Statement. The report sets out the remuneration strategy and details the guiding principles, which together make up its remuneration policy. Also set out is the remuneration earned during the year by the directors of the Company together with their interests in shares, share options and other long term incentive plans.

Resolution 3:
Dividend
The directors have recommended a final dividend of 2.16p per share for payment to shareholders who are on the register of members at the close of business on 4 June 2004. An interim dividend of 0.341p per share has already been paid in respect of the financial year ended 31 January 2004. If the resolution is passed the final dividend will be paid on 2 July 2004.

Resolutions 4-7:
Election and re-election of directors
All of the directors have undergone a performance evaluation during the year and have demonstrated that they are committed to the role and that they continue to be effective and valuable members of the Board.

In accordance with the planned and progressive on-going refreshment of the Board Mr. Dale Hilpert, 61, was appointed to the Board in September 2003. As this appointment was made since the last annual general meeting, he is offering himself for election in accordance with the Company's articles of association. Mr. Hilpert with his considerable experience, especially of US retailing businesses, brings additional knowledge and skill to the Board. He was Chief Executive of Williams-Sonoma, Inc. from April 2001 until his retirement in January 2003. Prior to this he was Chairman and Chief Executive of Foot Locker, Inc. (formerly the Venator Group, Inc.) which he joined as President and Chief Operating Officer in 1995.

Messrs. Robert Blanchard and Walker Boyd are retiring by rotation in accordance with the Company’s articles of association. They offer themselves for re-election.

Mr. James McAdam is over 70 years of age and will therefore retire at the annual general meeting in accordance with the Company's articles of association. He offers himself for re-election. The Board’s Nomination Committee (other than Mr. McAdam) has specifically addressed the issue of his age. Mr. McAdam continues to be vigorous and healthy and has unique experience of the Group, from both a strategic and financial perspective, which is invaluable in his role as Chairman. He continues to make a full contribution to the Board.

The Nomination Committee and the Board supports the election of Mr. Hilpert and the re-election of Messrs. Blanchard, Boyd and McAdam.

Details of the directors, including those who are seeking election or re-election, are set out on page 34 of the full Report and Accounts and page 20 of the Annual Review and Summary Financial Statement. Robert Blanchard and Dale Hilpert are non-executive directors and, as such, do not have service contracts with the Company. James McAdam, as Chairman, has a letter of appointment with the Company, which may be terminated on reasonable notice by either party. Details of Walker Boyd’s contract are set out on pages 48 to 49 of the full Report and Accounts and pages 22 to 23 of the Annual Review and Summary Financial Statement.

Resolution 8:
Re-appointment and remuneration of auditor
Resolution 8 is to re-appoint KPMG Audit Plc as auditor to the Company until the end of the next general meeting at which accounts are laid before the Company and to authorise the directors to determine their remuneration.

Resolution 9:
Authority to allot shares
The effect of this resolution is to extend the general authority of the directors to allot shares so that it will last until the next annual general meeting of the Company or until 8 September 2005, whichever is the earlier date. The authority is in respect of shares with an aggregate nominal value of £2,877,342, equal to one third of the Company's issued share capital at 24 March 2004. The directors have no present intention of exercising this allotment authority.

Resolution 10:
Disapplication of pre-emption rights
The effect of this resolution is to renew, for the same period as the general authority to allot shares in Resolution 9, the disapplication of statutory pre-emption rights in relation to the allotment of shares for cash.

The disapplication will permit the directors to allot shares for cash pursuant to Resolution 9 without first offering them to all existing shareholders pursuant to their statutory pre-emption rights under the Companies Act 1985. Any such allotments for cash must be pursuant to a rights issue or an open offer or otherwise be limited to shares with an aggregate nominal value not exceeding £431,601 which is equal to five per cent of all the ordinary shares in issue at 24 March 2004.

Resolution 11:
Authority to purchase own shares
The effect of this resolution is to renew the Company’s authority to make market purchases of the Company’s shares on the London Stock Exchange. The directors will keep the exercise of such authority under review but would only exercise it where they believe such purchases would result in an increase in earnings per share and would be in the best interests of shareholders generally.

The directors are seeking authority to purchase up to 172,640,523 issued shares, representing 10% of the Company's issued share capital at 24 March 2004. The maximum price at which any such purchase may be made is equal to 105% of the average of the middle market quotations for a share as taken from the London Stock Exchange Daily Official List for the five business days preceding the date of purchase. The authority, if granted, would be subject to renewal at the next annual general meeting of the Company.

The number of unissued shares that were subject to subscription options at 24 March 2004 was 44,504,269. This equals, in number, 2.58% of the Company's issued shares at that date. If the proposed share purchase authority were to be exercised in full, those 44,504,269 shares would represent 2.86% of the issued shares as reduced by the share purchases. These figures do not include or reflect options granted at a later date, including in respect of any awards that vest under the Signet Group plc 2000 Long Term Incentive Plan.